Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: August 3, 2006

Arcelor Mittal

Second quarter and first half results 2006

2nd August 2006

Media Presentation

Disclaimer

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than

Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SEC’s website at www.sec.gov.

Introduction and overview

Pro-forma results and performance

Arcelor results and performance

Mittal Steel results and performance

Market outlook and pro-forma guidance for 2006

Introduction and overview

Strong performance in pro-forma* Q2

-	Net profit increased by 12% on a dollar basis and 7% on Euro basis

-	EUR2.1bn (USD2.6bn) of cash-flow generated from operations in Q2

Further improvement expected

-	Market conditions to remain favourable

-	Further profit improvement expected in Q3

-	EBITDA guidance for 2006 for the combined entity confirmed at Euros 12 to 12.5bn and USD 15 to 15.6bn

Successful offer

-	92% of Arcelor shares tendered in Mittal Steel’s offer

-	Successful offer resulting in a market capitalisation of about EUR37bn (USD47bn) and 55% free-float

* In accordance with IFRS; Mittal Steel pro-forma Arcelor including Dofasco/Sonasid; reflects 92% acceptance of the first tender offer; does not reflect purchase accounting

** EBITDA = Operating Income + Depreciation

Arcelor Mittal pro-forma* performance highlights

Q2 Performance

–	Net profit increased by 12% on a dollar basis to USD 1.6bn and 7% on Euro basis to Euro 1.3bn in Q2 over Q1
–	Sales and revenue increased by 8% on a dollar basis to USD 22.4bn and 3% on Euro basis to Euro 17.9bn, mainly due to strong volume and demand
–

Despite strong increase in raw material costs and relatively stable selling price, operating profit increased by 16% on a dollar basis to USD 2.7bn and 11% on Euro basis to Euro 2.2bn, thanks to good cost cutting

–	EUR2.1bn (USD2.6bn) of cash-flow generated from operations in Q2
–	Net debt of EUR18.2bn (USD23bn) representing a gearing of 54% or an NFD/EBITDA** of 1.6x (annualized H1)

Flat products

–	Americas: Stable selling price but increase in volume and better than expected cost reduction
–	Europe: Strong demand in commodity products but cost increase related to raw materials (Zinc)
–	Asia & Africa: Strong underlying demand and price rise leading to profit recovery

Long products

–	Americas: Stable selling price and volume
–	Europe: Strong results supported by strong price/volume increase and Kryviy Rih synergies

Stainless Steel and Alloys

–	Turnaround in the Flat Stainless activity

Distribution and Services – A3S

–	Higher volumes with increasing margins and inventories remaining at low level

* In accordance with IFRS; Mittal Steel pro-forma Arcelor including Dofasco/Sonasid; reflects 92% acceptance of the first tender offer; does not reflect purchase accounting

** NFD(=Net Financial Debt)/ EBITDA (=Operating Income + Depreciation)

Arcelor Mittal pro-forma* – P&L highlights

	USD mn			Euro mn
unaudited	H1 2006	Q1 2006	Q2 2006	H1 2006	Q1 2006	Q2 2006
Revenue	43,281	20,852	22,429	35,191	17,340	17,851
Gross op. result (EBITDA)	6,798	3,196	3,602	5,525	2,658	2,867
as % of revenue	15.7%	15.3%	16.1%	15.7%	15.3%	16.1%
Depreciation & Amortisation	-1,707	-837	-870	-1,388	-696	-692
Operating result (EBIT)	5,091	2,359	2,732	4,137	1,962	2,175
as % of revenue	11.8%	11.3%	12.2%	11.8%	11.3%	12.2%
Net financing cost	-973	-679	-294	-792	-559	-233
Equity method gains	231	112	119	187	93	94
Profit before tax	4,121	1,799	2,322	3,351	1,502	1,849
tax	-330	12	-342	-263	9	-272
Minority interests	-679	-343	-336	-553	-286	-267
Net result, Group share	3,112	1,468	1,644	2,535	1,225	1,310
as % of revenue	7.2%	7.1%	7.3%	7.2%	7.1%	7.3%
EPS	$2.27	$1.07	$1.20	€1.85	€0.89	€0.96

* In accordance with IFRS; Mittal Steel pro-forma Arcelor including Dofasco/Sonasid; reflects 92% acceptance of the first tender offer; does not reflect purchase accounting

Exchange rate (USD/Euro): 1.2026 for Q1 06 and 1.2565 for Q2 06

Arcelor — Highlights

•	Excellent contribution of all divisions despite price cost squeeze of EUR 1.8bn during H1 2006

•	Buoyant demand on all markets

•	Substantial management gains at EUR 350 million during H1 2006

•	Continuous portfolio management

•	Performance in line with Arcelor’s 2008 Value Plan.

Arcelor – Divisional highlights

Flat Carbon Steel

•	Strong profit from Dofasco

•	Investments in Brazil will further expand low cost production base of the Group

Long Carbon Steel

•	Record results of Long Carbon in Europe

•	Sustained high profitability of Long Carbon activity in Brazil

Stainless Steel and Alloys

•	Turnaround in the Flat Stainless activity

•	Active portfolio management: Ugitech disposal

A3S – Distribution and Services

•	Higher volumes with increasing margins

•	Inventories remaining at low level

Key Figures

Euro mn (unaudited)	H1 2005	H1 2006	Q1 2006	Q2 2006	Change on comparable basis
Revenue	16,822	19,992	9,565	10,427	1.9%
Gross op. result (EBITDA)	3,389	2,835	1,427	1,408
as % of revenue	20.1%	14.2%	14.9%	13.5%
incl. non recurring items*	-54	-163	-3	-160
Depreciation & Amortisation	-742	-762	-347	-415
Negative Goodwill	0	11	11	0
Operating result (EBIT)	2,647	2,084	1,091	993
as % of revenue	15.7%	10.4%	11.4%	9.5%
incl. non recurring items*	-129	-152	8	-160
Net result, Group share	1,970	1,414	761	653
as % of revenue	11.7%	7.1%	8.0%	6.3%
EPS (€)	€3.21	€2.27	€1.23	€1.04

Figures are in accordance with IFRS

* Non recurring items: at EBITDA level- Dofasco stock options -Euros85m, Employee shareholder plan –Euros41m and Ugitech disposal –Euros29m.

Mittal Steel – Highlights*

•	43% increase in operating profit; higher than guidance

•	Operating profit more than doubled in Q2 in Europe, profit recovery in Asia & Africa and improved performance in Americas

•	Net debt reduction of USD1.1bn in Q2

•	Expect operating profit to increase by ~25% in Q3

•	Confirm guidance of USD7.3bn EBITDA for 2006

•	Cumulative synergies realized (on annualized basis): USD 265mn at Kryvorizstal and USD 215mn at ISG

* IFRS

Mittal Steel – Regional highlights*

Americas

•	Increase in apparent demand and spot price

•	Selling price stable but better than expected cost reduction

•	Operating income increased by 33%

Europe

•	Strong apparent consumption and price rise accelerated during Q2

•	Price improved in all business units, cost stable despite raw material increase

•	Operating income increased by 143% supported by strong performance in Kryviy Rih (Ukraine)

Asia & Africa

•	Strong underlying demand and Chinese price recovery spreading through Asia in Q2

•	Strong selling price recovery related to spot price increase

•	Operating income increased by 10%

* IFRS

Mittal Steel – Key Figures*

USD mn (unaudited)	H1 2005	H1 2006	Q1 2006	Q2 2006	Change on comparable basis
Revenue	14,028	17,660	8,430	9,230	9.5%
Gross op. result (EBITDA)	3,447	3,010	1,309	1,701
as % of revenue	24.6%	17.0%	15.5%	18.4%
Depreciation & Amortisation	-485	-699	-357	-342
Operating result (EBIT)	2,962	2,311	952	1,359
as % of revenue	21.1%	13.1%	11.3%	14.7%
Net result, Group share	2,267	1,507	610	897
as % of revenue	16.2%	8.5%	7.2%	9.7%
EPS	$3.39	$2.14	$0.87	$1.27

* IFRS

Market outlook and pro-forma guidance for 2006

Flat products

•	Americas: Underlying demand expected to remain solid and average price expected to increase in Q3 versus Q2. Production expected to be adjusted with underlying demand in Q4

•	Europe: Second half markets expected much stronger than the first half. Production to be cut by 500kt related to blast furnace relining

•	Asia and Africa: Strong underlying growth expected to continue.

•	Long products

•	Americas: Overall demand and prices to remain stable

•	Europe: The effects of a seasonal slowdown are not expected to affect long prices as scrap prices are forecast to remain firm.

•	Stainless steel

•	Global: Demand to remain strong with low inventories. Base Price increase still expected during H2.

Q3 EBITDA for the combined entity expected to be between Euro 3.1bn and 3.3bn (USD 3.9bn and 4.1bn) and EBITDA guidance for 2006 confirmed at Euros 12-12.5bn* (USD 15- 15.6bn)

*	Exchange rate Euro=1,25USD. pro-forma for acquisitions